U.S. Bancorp Fund Services, LLC

2020 East Financial Way, Suite 100

Glendora, CA 91741

September 27, 2011

VIA EDGAR TRANSMISSION

Brion Thompson

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street N.E.

Washington D.C. 20549

Re:	DoubleLineFunds Trust (the “Trust”) File Nos.: 333-164298 and 811-22378 DoubleLineLow Duration Bond Fund (the “Fund”)

Dear Mr. Thompson:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to the comments received by Elaine Richards of U.S. Bancorp Fund Services, LLC from Edward Bartz on your behalf on August 29, 2011, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 8 to its registration statement. PEA No. 8 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on July 15, 2011, and is designated to become effective on September 28, 2011. The purpose of PEA No. 8 was to register Class I and Class N shares of the Fund, a new series of the Trust. The Trust is filing this PEA No. 11 pursuant to Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate; and (3) file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.

The Trust acknowledges that in connection with the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.

The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.

The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

* * * * * *

The Trust’s responses to your comments are as follows:

Prospectus

1.	In the Fees and Expenses table, please consider removing the phrase “and/or Service” from the “Distribution (12b-1) Fees” line item if, in fact, no service fees will be imposed on the Fund.

The Trust respectfully declines to make the indicated change.

2.	Please confirm that the expense limitation to be applied to the Fund as discussed in Footnote 3 to the Fees and Expenses table will remain in effect for at least one year from the date of the Fund’s prospectus. Alternatively, if the expense limitation will expire within one year, please remove the footnote and any reference to the expense limitation in its entirety.

The Trust responds by confirming that the Fund’s expense limitation will remain in effect for a period of one year from the effective date of the Fund’s registration statement.

3.	The Staff notes that under the “Principal Investment Strategies” section on page 4, the Fund mentions that it may invest in private mortgage pass-through securities. Please confirm supplementally that such securities will not be excluded from the industry concentration test.

Please see the Trust’s response to comment 11 below.

4.	Under “Principal Investment Strategies” on page 5, please consider expanding the discussion related to derivatives to explain how derivatives will be valued with respect to the Fund’s 80% test.

The Trust does not believe that more disclosure is necessary or would be helpful to investors. The Trust will include derivatives exposures (which may be notional exposures) for purposes of determining compliance with the 80% test if and to the extent they provide, in the manager’s judgment, investment exposures comparable to those that would be provided by cash-market investments that would be appropriate to meet the test.

5.	With respect to credit default swaps, please address the following:

(a)	Confirm that the Fund will not be using notional values for the 80% test.

The Fund does not presently intend to use the notional values of credit default swaps for purposes of the Fund’s 80% test, although the Fund reserves the right to do so in the future in appropriate circumstances.

(b)	Explain supplementally whether the Fund will be paying fixed or variable rates for the credit default swaps.

The Fund retains the flexibility to enter into credit default swaps where the Fund would make payments to the seller of the credit default swap based on, among other things, a fixed or a floating rate of interest.

(c)	State whether the Fund will write credit default swaps, and if so, explain what they are, and include Fund-specific risks.

The Fund may write (act as seller of protection under) credit default swaps, but does not expect to do so as a principal investment strategy. The Trust respectfully refers you to the following disclosure, which appears in the “Investment Practices—Strategies and Investments” section of its statement of additional information (“SAI”) and has been revised as follows:

“A credit default swap is an agreement between the Fund and a counterparty that enables the Fund to buy or sell protection against a credit event related to a particular issuer. One party, acting as a ‘protection buyer,’ makes periodic payments, which may be based on, among other things, a fixed or floating rate of interest, to the other party, a ‘protection seller,’ in exchange for a promise by the protection seller to make a payment to the protection buyer if a negative credit event (such as a delinquent payment or default) occurs with respect to a referenced bond or group of bonds. Credit default swaps may also be structured based on the debt of a basket of issuers, rather than a single issuer, and may be customized with respect to the default event that triggers purchase or other factors (for example, the Nth default within a basket, or defaults by a particular combination of issuers within the basket, may trigger a payment obligation). As a credit protection seller in a credit default swap contract, the Fund would be required to pay the par (or other agreed-upon) value of a referenced debt obligation to the counterparty following certain negative credit events as to a specified third-party debtor, such as default by a U.S. or non-U.S. corporate issuer on its debt obligations. In return for its obligation, the Fund would receive from the counterparty a periodic stream of payments, which may be based on, among other things, a fixed or floating rate of interest, over the term of the contract provided that no event of default has occurred. If no default occurs, the Fund would keep the stream of payments, and would have no payment obligations to the counterparty. The Fund may sell credit protection in order to earn additional income and/or to take a synthetic long position in the underlying security or basket of securities.

The Fund may enter into credit default swap contracts as protection buyer in order to hedge against the risk of default on the debt of a particular issuer or basket of issuers or attempt to profit from a deterioration or perceived deterioration in the creditworthiness of the particular issuer(s) (also known as ‘buying credit protection’). This would involve the risk that the investment may expire worthless and would only generate gain in the event of an actual default by the issuer(s) of the underlying obligation(s) (or, as applicable, a credit downgrade or other indication of financial instability). It would also involve the risk that the seller may fail to satisfy its payment obligations to the Fund. The purchase of credit default swaps involves costs, which will reduce the Fund’s return.”

In addition, the Trust has added the following disclosure to the “Investment Practices—Strategies and Investments” section of the SAI:

“Credit default swaps involve a number of special risks. A protection seller may have to pay out amounts following a negative credit event greater than the value of the reference obligation delivered to it by its counterparty and the amount of periodic payments previously received by it from the counterparty. When the Fund acts as a seller of a credit default swap, it is exposed to, among other things, leverage risk because if an event of default occurs the seller must pay the buyer the full notional value of the reference obligation. Each party to a credit default swap is subject to the credit risk of its counterparty (the risk that its counterparty may be unwilling or unable to perform its obligations on the swap as they come due). The value of the credit default swap to each party will change based on changes in the actual or perceived creditworthiness of the underlying issuer.

A protection buyer may lose its investment and recover nothing should an event of default not occur. The Fund may seek to realize gains on its credit default swap positions, or limit losses on its positions, by selling those positions in the secondary market. There can be no assurance that a liquid secondary market will exist at any given time for any particular credit default swap or for credit default swaps generally.

The market for credit default swaps has become more volatile in recent years as the creditworthiness of certain counterparties has been questioned and/or downgraded. The parties to a credit default swap may be required to post collateral to each other. If the Fund posts initial or periodic collateral to its counterparty, it may not be able to recover that collateral from the counterparty in accordance with the terms of the swap. In addition, if the Fund receives collateral from its counterparty, it may be delayed or prevented from realizing on the collateral in the event of the insolvency or bankruptcy of the counterparty. The Fund may exit its obligations under a credit default swap only by terminating the contract and paying applicable breakage fees, or by entering into an offsetting credit default swap position, which may cause the Fund to incur more losses.”

(d)	Supplementally explain how credit default swaps are consistent with the Fund’s objective.

Credit default swaps may provide, for example, protection against losses in the Fund’s portfolio, may provide indirect long or short exposures to securities the Fund may buy or sell directly, and may generate additional income (in a case where the Fund is the seller of protection). In certain circumstances, credit default swaps could be used to assist in managing the duration of the Fund.

6.	Under “Debt Securities Risk,” please revise the hypothetical to demonstrate the effect of a 1% increase in interest rates would have on a fund with duration of three years.

The suggested change has been made.

7.	Under the Principal Risks of the Fund, the Staff notes that the Fund lists several risk descriptions that do not appear to have corresponding discussions in the Principal Strategies. Please reconcile the absence of corresponding strategies for the following risk disclosures: emerging markets, financial services, foreign currency, inflation-indexed bond, and litigation and investigation risks.

The Trust respectfully submits that “emerging market securities” are currently listed in the description of the Fund’s principal investment strategies, as are “foreign securities.” The foreign currency risk relates to the Fund’s investments in foreign securities, many of which are denominated in foreign currencies.

Many of the issuers in which the Fund may invest may have exposure to the financial services sector, to which the financial services risk relates.

The Trust has added “inflation-indexed bonds” to the illustrative list of securities in which the Fund may invest as follows:

“The Fund may also invest in corporate debt obligations (including foreign hybrid securities); asset-backed securities; foreign securities (corporate and government); emerging market securities (corporate and government); inflation-indexed bonds; bank loans and assignments; income-producing securitized products, including collateralized loan obligations; preferred securities; and other instruments bearing fixed or variable interest rates of any maturity.”

With respect to “litigation and investigation risk,” the Trust respectfully submits that this risk corresponds to certain ongoing litigation in which DoubleLine Capital LP, the Fund’s investment adviser, and the Trust are involved, which is described in the “Legal Proceedings” sections of the prospectus and the SAI.

8.	On page 8, please consider removing the cross reference to another page in the prospectus.

The Trust responds by removing the reference as requested.

9.	In the Principal Investment Strategies and Principal Risks for each Fund, please review the disclosure regarding the Funds’ investments in derivatives to determine whether it is adequate in light of the SEC Letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”). For example, please be sure that the risk disclosure is specific to each type of derivative in which a Fund may invest.

The Trust has reviewed the Fund’s disclosure and respectfully submits that the disclosures in the Fund’s prospectus and SAI are consistent with the ICI Letter.

Statement of Additional Information

10.	On page 1 of the SAI under the “Investment Restrictions” section, please consider revising fundamental policy number 4 to remove the last phrase which states that “derivatives counterparties are not considered to be part of any industry.” Alternatively, please supplementally explain the basis of that statement, particularly if counterparties are banks.

The Trust notes that this language is intended to address the fact that, when the Fund enters into a derivatives transaction with a dealer, it does so to gain exposure to the security, index, or commodity underlying the derivative, and not to the dealer itself. The value of a derivative typically changes very largely in response to changes in the value of the underlying security, index, or commodity and relatively little in response to factors affecting the industry of which the dealer counterparty is a part. For those reasons, a derivatives transaction with a dealer counterparty, including a bank, should not be seen to give rise to industry concentration concerns comparable to those that might arise in connection with an investment by the Fund in the equity or debt securities of the dealer.

11.	On page 2 of the SAI, please revise the last sentence under Non-Fundamental Policies to reflect that privately issued mortgage- and asset-backed securities do in fact represent an industry.

The Trust is not aware of any published guidance from the SEC or its Staff that privately issued mortgage- and asset-backed securities are part of a single industry. The Trust respectfully declines to revise the referenced language.

* * * * * *

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
For U.S. Bancorp Fund Services, LLC

cc:	Ron Redell, President of the Trust